Exhibit 1.01

Synopsys, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

Synopsys, Inc. (referred to as “Synopsys,” “we,” and “our” in this report) has submitted this Conflict Minerals Report for the year ended December 31, 2014 in order to comply with Rule 13p-1 under the Securities Exchange Act, as amended. Rule 13p-1 was adopted by the Securities and Exchange Commission (SEC) to implement conflict minerals disclosure requirements, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are currently defined as gold, cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (which, together with gold, are referred to as the 3TG metals). The definition includes these minerals regardless of their geographic origin or whether or not they fund armed conflict.

In accordance with Rule 13p-1, we conducted due diligence on the source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products we manufactured, or contracted to manufacture, in order to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (the Covered Countries) and financed or benefited armed groups in any of these countries. Our due diligence measures are described in this Conflict Minerals Report.

As a result of an order issued by the SEC on May 2, 2014, registrants are not required to identify products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable,” and Synopsys makes no such identification about its products in this report. Synopsys’ Conflict Minerals Report has not been subject to an independent private sector audit because, under guidance provided by the SEC’s Division of Corporate Finance on April 29, 2014, an audit is not required unless a registrant voluntarily describes its products as “DRC conflict free.”

1.	Company Overview

Synopsys is a global leader in providing software, intellectual property and services used to design integrated circuits and electronic systems. We supply electronic design automation software that engineers use to design and test integrated circuits, commonly called chips. We also provide intellectual property (IP) products, which are pre-designed circuits that engineers use as components of larger chip designs instead of designing those circuits themselves. We provide software and hardware used to develop the electronic systems that incorporate chips and the software that runs on them. To complement these product offerings, we provide technical services to support our solutions and help our customers develop chips and electronic systems. We are also a leading provider of software tools that developers use to improve the quality, security, and time-to-market of software code in a wide variety of industries, including electronics, financial services, energy, and industrials.

Although we are primarily a software, IP, and service provider, we also offer hardware systems that engineers can use to simulate the chips they are in the process of designing. This allows engineers to test and verify the behavior of chips, or begin to develop software for them, before the chips have been manufactured.

Hardware products make up a small percentage of our revenue. Hardware revenue is one of the revenue sources reported in our “upfront license revenue” category. This category represented 6.6% of our total revenue for our fiscal year 2014. The customers for our hardware products are typically semiconductor and electronic systems companies, not consumers. Our hardware products are used as part of our customers’ internal design processes and are not integrated into our customers’ own products.

Our hardware products can be divided into four product groups:

•	our HAPS® prototyping systems,

•	our ZeBu® emulation systems,

•	our Protolink® interface cards, and

•	our DesignWare® ARC® EM Starter Kit.

Each of these hardware products is an electronic hardware board or system. We have determined that some or all of the 3TG metals can be found in our hardware products and are necessary to their functionality. Besides our four hardware product groups, we do not believe conflict minerals are necessary to the functionality or production of any other Synopsys products. Our ZeBu and Protolink product groups were not included within the scope of our report for the 2013 reporting year based on Instruction (3) to Item 1.01 of Form SD, but both product groups are included in this report.

Supply Chain

Our hardware products depend on a highly complex supply chain, and we are separated by many levels in the supply chain from the smelters and refiners that supply the underlying raw materials for our products. We rely on our direct suppliers for information on the origin of the 3TG metals contained in the products supplied to us. It may take time for many suppliers to verify the origin of their 3TG metals because of the complexity of the supply chain.

Conclusion of Reasonable Country of Origin Inquiry

For the 2014 reporting year, we sought to survey all of the direct suppliers for our hardware product groups regarding the sources of their 3TG metals. A majority of our suppliers were unable to provide us with data on smelters and refiners in their supply chain. In addition, a significant number of the smelters and refiners that were identified by our suppliers were not yet certified under the Conflict-Free Sourcing Initiative’s (CFSI) Conflict-Free Smelter Program (the CFS Program), resulting in uncertainty about the mines or locations of origin for the minerals used by these smelters and refiners. Finally, three of our suppliers concluded that certain smelters in their supply chain may have sourced 3TG metals from the Covered Countries, though these suppliers also stated that each of these smelters was either certified as conflict-free under the CFS Program, was active or progressing towards such certification, or had ceased active production. As a result, for the 2014 reporting year, we cannot exclude the possibility that some 3TG metals may have originated in the Covered Countries.

2.	Due Diligence Process

2.1	Program Design

Synopsys’ conflict minerals program has been designed to materially conform with the framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas – Second Edition and the related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten (the OECD Guidance).

2.2	Management Systems

Conflict Minerals Policy

Synopsys maintains a conflict minerals policy that sets forth our expectation that our direct suppliers will assist us in our supply chain due diligence efforts. Our policy is publicly available on our website at:

http://www.synopsys.com/Company/GlobalCitizenship/SupplyChain/Pages/default.aspx

Conflict Minerals Program Governance Team

Our conflict minerals program governance team maintains our conflict minerals policy and manages our conflict minerals compliance program. The team consists of representatives from our legal and corporate affairs, finance, operations, and internal audit functions and our hardware product groups, and is sponsored by our General Counsel.

Control Systems

As we do not have a direct relationship with 3TG metal smelters or refiners, and because our hardware business is limited, we rely on industry-wide initiatives to improve supply chain transparency and encourage responsible sourcing of minerals, particularly the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). For the 2014 reporting year, we used the EICC-GeSI Conflict Minerals Reporting Template (the Template) to survey our direct suppliers regarding the origin of the 3TG metals contained in the products supplied to us. The EICC and GeSI identify upstream participants in the supply chain and validate conflict-free smelters and refiners through the CFSI and associated CFS Program. As part of our due diligence program for the 2014 reporting year, we checked smelters and refiners identified by our direct suppliers against the CFS Program’s Compliant Smelter and Refiner Lists (Compliant Smelter and Refiner Lists).

Supplier Engagement

For the 2014 reporting year, we engaged a third-party consultant to conduct outreach with our direct suppliers and manage the supplier survey process. The consultant conducted a web-based training for our direct suppliers that reviewed the conflict minerals reporting requirement and our expectations for compliance with our conflict minerals program, as well as provided instruction on completing the Template. The consultant also hosted a webpage for our suppliers that provided access to our conflict minerals policy and additional information on conflict minerals reporting requirements, the CFS Program, and the Template. The consultant oversaw the surveying of our direct suppliers, which included e-mail and phone contact escalations for unresponsive suppliers and requests for further information or clarification from suppliers that provided incomplete or inconsistent responses.

Grievance Mechanism

Our public whistleblower hotline is available to report, confidentially and anonymously, violations of our policies or unethical behavior, including grievances related to conflict minerals due diligence and reporting. Our hotline is hosted on a third-party server at:

https://secure.ethicspoint.com/domain/media/en/gui/21287/index.html

Record Maintenance

We stored the survey responses we received from our suppliers in an internal electronic file library. These records will be maintained for at least five years, in accordance with our internal document retention policy.

2.3	Identifying and Assessing Risk in the Supply Chain

The complexity of our products and supply chain, as well as the limited size of our hardware business, makes it difficult for us to map our supply chain. We rely on our direct suppliers to provide us with information about the sources of the 3TG metals contained in the products they supply.

Identifying Relevant Suppliers

For the 2014 reporting year, we sought to survey all of the direct suppliers of our hardware product groups. Additionally, for each hardware product group, we identified high-priority suppliers that made up a significant percentage of the product group’s spending (High-Priority Suppliers). High-Priority Suppliers received an enhanced review in our due diligence process, which we believe is consistent with a risk-focused approach to due diligence.

Information Requests

We used the Template to survey our direct suppliers. The Template was developed to facilitate consistent disclosure regarding supplier sourcing of 3TG metals and to enable companies to comply with the requirements of Rule 13p-1. The Template can be viewed in several languages and includes extensive written instructions.

Reviewing Supplier Information

Our third-party consultant reviewed our direct suppliers’ responses for completeness and consistency. Synopsys also reviewed these responses against an internally developed list of “red flags” designed to identify responses that are incomplete, implausible, or that indicate heightened risk, such as responses reporting sourcing of 3TG metal from a Covered Country. High-Priority Suppliers were reviewed for additional red flags.

Smelter and Refiner Assessment

We reviewed a consolidated list of the smelters and refiners identified by our direct suppliers and compared the smelter and refiner names against the CFSI’s list of standard smelter and refiner names (the Standard Smelter List) and the U.S. Department of Commerce’s list of known 3TG metal processing facilities issued in September 2014 (the DoC List), in order to receive some indication as to the quality of the information provided to us and whether some of the identified smelters and refiners are, in fact, smelters and refiners. We further compared smelter and refiner names against the Compliant Smelter and Refiner Lists. Validation under the CFS Program is voluntary, and the CFS Program makes no conclusions about the conflict status of sourcing by a smelter or refiner that is not on the Compliant Smelter and Refiner Lists. We also reviewed the countries of the identified smelters and refiners, as provided by our direct suppliers, to see if they are located in a high risk area, such as in or adjacent to the Covered Countries.

2.4	Designing and Implementing a Strategy to Respond to Risks

Our conflict minerals program includes risk mitigation measures. For the 2014 reporting year, our expectations regarding cooperation with our due diligence process were communicated to our direct suppliers in our publicly available conflict minerals policy, through a cover letter accompanying the Template sent to suppliers, and through web-based training conducted by our third-party consultant. As described above, we reviewed our direct suppliers’ responses for red flags. Our review was heightened for High-Priority Suppliers. We followed up with suppliers whose responses exceeded a specified number of red flags or whose responses otherwise indicated heightened risk, such as responses reporting the sourcing of 3TG metal from a Covered Country. Suppliers that exceeded red flag limits for both the 2013 and 2014 reporting years, or that otherwise presented heightened risk, were identified to relevant managers in our hardware product groups. We will evaluate, in light of all relevant factors, whether to continue our relationship with such suppliers.

The results of our due diligence process have been reviewed by our conflict minerals program governance team. This report and a summary of our results have been reported to our Co-CEOs, CFO, General Counsel, and board of directors.

We will evaluate our risk mitigation framework each year to determine if there are steps we can take to improve the completeness and accuracy of the information we receive.

2.5	Supporting Independent Third Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with the smelters or refiners of the 3TG metals contained in our products, and we therefore did not perform or direct audits of these entities. We relied on the CFSI’s CFS Program to audit and certify smelters and refiners as conflict-free.

2.6	Reporting on Supply Chain Due Diligence

This Conflict Minerals Report is publicly available on our website at:

http://www.synopsys.com/Company/GlobalCitizenship/SupplyChain/Pages/default.aspx

3.	Due Diligence Results

Survey Responses

We received responses from 48 of 59 unique suppliers, 40 of whom provided a completed Template. Based on our suppliers’ responses regarding 3TG metal content in their products, validated against our internal assessment of such suppliers’ products, we were able to conclude that 14 of our suppliers were not 3TG metal suppliers and were thus out of scope.

Of our remaining 45 in-scope suppliers (referred to as our in-scope suppliers in this report), 35 had provided responses, with 29 providing completed Templates. Twenty in-scope suppliers provided smelter and refiner information.

As noted above, we retained a third-party consultant for the 2014 reporting year to conduct supplier outreach and manage the supplier survey process, which included web-based training for our direct suppliers and e-mail and phone contact escalation for unresponsive suppliers. Our response percentage, percentage of suppliers providing completed Templates, and percentage of in-scope suppliers providing smelter and refiner information all increased over the 2013 reporting year:

	2013*	2014
Total Suppliers Responding	70%	81%
Total Suppliers Providing Completed Templates	50%	68%
In-Scope Suppliers Providing Smelter and Refiner Information	18%	44%

*	Our ZeBu and Protolink product groups were not included within the scope of our report for the 2013 reporting year based on Instruction (3) to Item 1.01 of Form SD, and the suppliers for these groups are not included in the statistics provided for the 2013 reporting year. Both product groups are included in this report and in the statistics provided for the 2014 reporting year.

Four suppliers initially indicated potential sourcing of 3TG metals from the Covered Countries. After further engagement, two suppliers confirmed that each smelter that they believed had potentially sourced 3TG metals from the region was certified as conflict-free under the CFS Program. One supplier revised its initial response to indicate that it did not believe there had been any potential sourcing from the Covered Countries in its supply chain. The final supplier notified us that its conclusion was based on four smelters in its supply chain, three of which are active or progressing towards conflict-free certification in the CFS Program and one of which the supplier believes is no longer in active production.

Smelters and Refiners

Approximately 44% of our in-scope suppliers identified smelters and refiners in their supply chains. Their responses referenced over 5,000 potential smelter and refiner names. After removing apparent duplicates and names that appeared invalid, we narrowed this list to 248 gold refiners, 54 tantalum smelters, 353 tin smelters, and 110 tungsten smelters.

We compared these identified smelters and refiners against the Standard Smelter List included in version 3.02 of the Template and the DoC List. Approximately 45% of gold refiners, 76% of tantalum smelters, 26% of tin smelters, and 44% of tungsten smelters appeared to have recognized names. The proportion of unrecognized smelters and refiners raises the possibility that some smelters and refiners identified by our suppliers are not actually smelters or refiners.

We also compared these identified smelters and refiners against the Compliant Smelter and Refiner Lists, as updated through April 2015. Approximately 27% of gold refiners, 72% of tantalum smelters, 10% of tin smelters, and 12% of tungsten smelters appeared to be certified as conflict-free under the CFS Program.

Countries of Origin of Conflict Minerals

The attached Appendix lists the countries of the smelter and refiner facilities in our supply chain, as identified by our direct suppliers. The locations of these facilities do not necessarily indicate the countries of origin of the 3TG metals processed by such facilities. If a smelter or refiner is not certified under the CFS Program or similar initiative, it may not be possible to draw a reliable conclusion about the ultimate source of its metals. As noted above, approximately 44% of our in-scope suppliers provided smelter and refiner information, and significant percentages of the identified smelters and refiners had not been certified under the CFS Program.

In addition, a majority of the suppliers that provided smelter and refiner information provided it at a company or divisional level, rather than at a product level. We therefore cannot be sure whether all of the identified smelters and refiners provided 3TG metal that was included in the products actually supplied to us. For these reasons, we have incomplete information regarding the countries of origin of our conflict minerals.

Efforts to Determine Mines or Locations of Origin

As a downstream company that is separated by many levels in the supply chain from the smelters and refiners that supply the underlying raw materials for our products, we have determined that surveying our direct suppliers with the Template and collecting the resulting smelter and refiner information is the most reasonable available approach to determining the mines or locations of origin of 3TG metals in our supply chain. We rely on the CFSI’s CFS Program to identify and validate smelters and refiners that source 3TG metals from mines or other locations of origin that are conflict-free.

4.	Further Steps to Mitigate Risk

We intend to take the following steps to help mitigate the risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries.

•	Continue to engage with our direct suppliers in order to attempt to increase their response rate and to improve the content of their Template responses.

•	Monitor suppliers that indicate potential sourcing of 3TG metals from the Covered Countries to determine whether such sourcing is being handled in a responsible way, such as through smelters and refiners that are certified as conflict-free under the CFS Program.

•	Evaluate, in light of all relevant factors, whether to continue our relationship with suppliers that are unresponsive to our requests for conflict minerals information or that present heightened risk of sourcing linked to conflict without a plan to remediate such risk.

FORWARD-LOOKING STATEMENTS

Statements relating to further risk mitigation are forward-looking in nature and are based on Synopsys’ current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Synopsys’ control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Synopsys’) are not incorporated by reference in, or considered to be a part of this Conflict Minerals Report, unless expressly incorporated by reference herein.

Appendix

Countries of Smelter and Refiner Facilities, as Identified by Direct Suppliers

Mineral	Gold	Tantalum	Tin	Tungsten
Countries of Smelter and Refiner Facilities	American Samoa	Austria	Argentina	American Samoa
	Australia	Brazil	Australia	Austria
	Belgium	China	Belgium	Belgium
	Brazil	Estonia	Bolivia	Canada
	Canada	Ethiopia	Brazil	China
	Chile	Germany	Canada	Czech Republic
	China	India	China	Germany
	France	Japan	Czech Republic	Indonesia
	Germany	Kazakhstan	France	Japan
	Hong Kong	Mexico	Germany	Korea, Republic of
	India	Russian Federation	Ghana	Peru
	Indonesia	South Africa	Hong Kong	Russian Federation
	Italy	Thailand	Indonesia	Spain
	Japan	United Kingdom	Italy	Sweden
	Kazakhstan	United States	Japan	Taiwan
	Korea, Republic of	Vietnam	Korea, Republic of	United States
	Kyrgyzstan		Malaysia	Vietnam
	Mexico		Peru
	Netherlands		Philippines
	Peru		Poland
	Philippines		Russian Federation
	Russian Federation		Singapore
	Saudi Arabia		Switzerland
	Singapore		Taiwan
	South Africa		Thailand
	Spain		United Kingdom
	Sweden		United States
	Switzerland		Vietnam
Taiwan
Thailand
Turkey
United Kingdom
United States
Uzbekistan